UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 000-51718
CUSIP Number: 19647Y203
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(Check One):
☒Form 10-K and Form 10-KSB	☐ Form 11-K
☐ Form 20-F	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:	August 31, 2007

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Full name of registrant:	Colorado Goldfields, Inc.

Former name if applicable

Address of principal executive office (Street and number):

10920 West Alameda Avenue, Suite 207

City, state and zip code	Lakewood, Colorado 80226

PART II RULES 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K,
10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          The Registrant, up until recently, had very limited operations based out of Canada with insignificant accounting and financial disclosure. Within the last couple months of its fiscal year ended August 31, 2007, the Registrant purchased a mill, acquired an option with respect to mining properties in southern Colorado, moved its principal office to Colorado, and began exploration activities on the optioned Colorado properties. In addition, as reported in its Current Report on Form 8-K filed with the Commission on November 13, 2007, the Registrant replaced its Canadian auditors with an audit firm based out of Denver, Colorado in connection with the Registrant's focus on the Colorado properties and U.S. operations. Due to these recent activities, additional accounting and financial work, and change in auditor, the Registrant will be unable to complete its Annual Report and Form 10-KSB by November 29, 2007.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Todd C. Hennis	(303)	569-0155
(Name)	(Area Code)	(Telephone Number)

                     (2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

                    (3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒* No

* The Registrant had very limited operations in the previous fiscal year and for most of the fiscal year ended August 31, 2007. However, the Registrant did incur additional expenses in the fourth quarter of fiscal year 2007 in connection with recent activities as described in the Registrant's Current Reports on Form 8-K filed during the same fiscal quarter. The total amount of these expenses has not yet been determined due to the reasons discussed above in Part III of this Form 12b-25.

Colorado Goldfields, Inc. (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 28, 2007	By: /s/ Todd C. Hennis, Chief Executive Officer